August 22, 2025

Jin Kang
Chief Executive Officer
WidePoint Corporation
11250 Waples Mill Road, South Tower 210
Fairfax, Virginia

       Re: WidePoint Corporation
           Registration Statement on Form S-3
           Filed August 20, 2025
           File No. 333-289721
Dear Jin Kang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   John J. Wolfel